Exhibit (a)(5)(I)

Astellas Signs Confidentiality Agreement with OSI

Tokyo, Japan – March 29, 2010 – Astellas Pharma Inc. (TSE: 4503) confirmed today that it has entered into a confidentiality agreement with OSI Pharmaceuticals, Inc. (Nasdaq: OSIP). Under the agreement, OSI will provide Astellas with access to certain non-public information. This follows Astellas’ approach to OSI after OSI’s announcement that its board of directors had instructed its management and financial advisors to contact interested third parties regarding a potential transaction.

Also, under the confidentiality agreement, until 11.59 p.m. EDT on May 15, 2010, Astellas will not acquire any shares pursuant to its outstanding tender offer, take any further action on the pending litigation initiated by it or file a preliminary or definitive proxy statement in connection with OSI’s annual meeting. This agreement will terminate, among other things if OSI enters into or announces its intent to enter into an agreement with respect to an acquisition of OSI.

There can be no assurance that an agreement with respect to an acquisition by Astellas for OSI will be reached.

Citigroup is acting as exclusive financial advisor to Astellas and Morrison & Foerster LLP is acting as legal counsel.

Additional Information

Further details related to this proposal can be found on www.oncologyleader.com

Media Contacts

Brunswick New York

+1 212 333 3810

Stan Neve

Sarah Lubman

Brunswick Hong Kong

+852 9850 5033

Joseph Lo

Information Agent

Georgeson Inc.

+ 1 212 440 9872

Thomas Gardiner

About Astellas

Astellas Pharma Inc., located in Tokyo, Japan, is a pharmaceutical company dedicated to improving the health of people around the world through the provision of innovative and reliable pharmaceuticals. Astellas has approximately 14,200 employees worldwide. The organization is committed to becoming a global category leader in urology, immunology & infectious diseases, neuroscience, DM complications & metabolic diseases and oncology. For more information on Astellas Pharma Inc., please visit our website at http://www.astellas.com/en.

Important Additional Information

This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell OSI Pharmaceuticals (“OSI”) common stock. The tender offer (the “Tender Offer”) is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by Astellas Pharma Inc., Astellas US Holding, Inc. and Ruby Acquisition, Inc. (collectively, “Astellas”) with the Securities and Exchange Commission (“SEC”). These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the Tender Offer, that should be read carefully before any decision is made with respect to the Tender Offer. Investors and security holders may obtain a free copy of these materials and other documents filed by Astellas with the SEC at the website maintained by the SEC at www.sec.gov. The Offer to Purchase, Letter of Transmittal and other related Tender Offer materials may also be obtained for free by contacting the information agent for the Tender Offer, Georgeson Inc., at (212) 440-9800 for banks and brokers and at (800) 213-0473 for persons other than banks and brokers.

In connection with Astellas’ proposal to nominate directors at OSI’s annual meeting of stockholders, Astellas expects to file a proxy statement with the SEC. Investors and security holders of OSI are urged to read the proxy statement and other documents related to the solicitation of proxies filed with the SEC carefully in their entirety when they become available because they will contain important information. Stockholders of OSI and other interested parties may obtain, free of charge, copies of the proxy statement (when available), and any other documents filed by Astellas with the SEC in connection with the proxy solicitation, at the SEC’s website as described above. The proxy statement (when available) and these other documents may also be obtained free of charge by contacting Georgeson Inc. at the numbers listed above.

Astellas and certain of their directors and executive officers and the individuals to be nominated by Astellas for election to OSI’s board of directors may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding these directors and executive officers and other individuals is available in the Schedule TO that was filed March 2, 2010, and other documents filed by

Astellas with the SEC as described above. Further information will be available in any proxy statement or other relevant materials filed with the SEC in connection with the solicitation of proxies when they become available.

No assurance can be given that the proposed transaction described herein will be consummated by Astellas, or completed on the terms proposed or any particular schedule, that the proposed transaction will not incur delays in obtaining the regulatory, board or stockholder approvals required for such transaction, or that Astellas will realize the anticipated benefits of the proposed transaction.

Statement on Cautionary Factors

Any statements made in this communication that are not statements of historical fact, including statements about Astellas’ beliefs and expectations and statements about Astellas’ proposed acquisition of OSI, are forward-looking statements and should be evaluated as such. Forward-looking statements include statements that may relate to Astellas’ plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Factors that may materially affect such forward-looking statements include: Astellas’ ability to successfully complete the tender offer for OSI’s shares or realize the anticipated benefits of the transaction; delays in obtaining any approvals required for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule; and the failure of any of the conditions to Astellas’ tender offer to be satisfied.

Any information regarding OSI contained herein has been taken from, or is based upon, publicly available information. Although Astellas does not have any information that would indicate that any information contained herein is inaccurate or incomplete, Astellas has not had the opportunity to verify any such information and does not undertake any responsibility for the accuracy or completeness of such information.

Astellas does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.